                                                      ------------------------
                                                             OMB APPROVAL
                                                     -------------------------
                                                     OMB NUMBER:     3235-0145
                                                     EXPIRES:  AUGUST 31, 1999
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE  14.90
                                                     -------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. )*


                            APPLIEDTHEORY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03828R 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 October 4, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

CUSIP No. 03828 R 10 4                13G                     Page 2 of 7 Pages

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Grumman Hill Investments III, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  -0-
           SHARES              -------------------------------------------------
        BENEFICIALLY           6     SHARED VOTING POWER
          OWNED BY
            EACH                     2,830,000
          REPORTING            ------------------------------------------------
           PERSON              7     SOLE DISPOSITIVE POWER
            WITH
                                     -0-
                               ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     2,798,842
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,960,313
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      14.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

                               Page 2 of 7 pages

CUSIP No. 03828 R 10 4                13G                     Page 3 of 7 Pages

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Grumman Hill Group LLC
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  -0-
           SHARES              -------------------------------------------------
        BENEFICIALLY           6     SHARED VOTING POWER
          OWNED BY
            EACH                     2,830,000
          REPORTING            -------------------------------------------------
           PERSON              7     SOLE DISPOSITIVE POWER
            WITH
                                     -0-
                               -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     2,798,842
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,960,313
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      14.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

                               Page 3 of 7 pages

ITEM 1.

         (a) Name of Issuer:

             AppliedTheory Corporation

         (b) Address of Issuer's Principal Executive Offices:

             40 Cutter Mill Road, Suite 405
             Great Neck, New York 11021.

ITEM 2.

         (a) Name of Person Filing:

             The persons filing this Schedule 13G are Grumman Hill Investments III, L.P. ("GHI") and Grumman Hill Group, LLC ("GHG") (collectively, the "Filing Persons").

         (b) Address of Principal Business Office or, if none, Residence:

             Each of the Filing Persons has its principal business office at the following address:
                 60 East 42nd Street, Suite 2915
                 New York, New York 10165

         (c) Citizenship:

             Each of the Filing Persons is organized under the laws of the State of Delaware

         (d) Title of Class of Securities:

             Common Stock, $.01 par value

         (e) CUSIP Number:

             03828R 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)  [ ]  An investment adviser in accordance with
                  section 240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)  [ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

                  Not Applicable


                               Page 4 of 7 Pages

ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: Each of the Filing Persons may be deemed to own 2,960,313 shares of the Issuer's Common Stock, including the shares to be purchased pursuant to exercised put options and shares remaining subject to call options held by GHI. GHI directly owns the shares of Common Stock which are the subject of this Schedule 13G, and GHG is the general partner of GHI.

         (b) Percent of class: 14.0%.

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote:

                   -0-

             (ii)  Shared power to vote or to direct the vote:

                   2,830,000

             (iii) Sole power to dispose or to direct the disposition of:

                   -0-

             (iv)  Shared power to dispose or to direct the disposition of:

                   2,798,842

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      November 4, 1999
                                              ----------------------------------
                                                           Date



                                              GRUMMAN HILL INVESTMENTS III, L.P.


                                              By: Grumman Hill Group LLC
                                              Its: General Partner


                                              By: /s/ JAMES T. KELSEY
                                                  ------------------------------
                                                  Signature

                                                  Name: James T. Kelsey
                                                  Its: General Partner



                                              GRUMMAN HILL GROUP, LLC


                                              By: /s/ JAMES T. KELSEY
                                                  ------------------------------
                                                  Signature

                                                  Name: James T. Kelsey
                                                  Its: General Partner


                                Page 6 of 7 pages

                                  EXHIBIT INDEX

Exhibit 1: Stock Purchase Agreement by and among IXC Internet Services, Inc., Grumman Hill Investments III, L.P., Issuer, NYSERNet.net, Inc., Richard Mandelbaum, David Buckel, James Luckett, Denis Martin and Mark Oros dated August 4, 1998 (incorporated by reference to
             Exhibit 10.01 to Issuer's Form S-1 filed with the Commission on February 10, 1999).

Exhibit 2: Form of Option Agreements among Issuer, IXC Internet Services, Inc., Grumman Hill Investments III, L.P. and John Pendray, David Buckel, Charles Baruch, Marc Bortnicker, Shelley Harrison, James Luckett, Richard Mandelbaum, Denis Martin, Mark Oros, George Sadowsky and Yechiam Yemini, each dated August 4, 1998 and among Issuer, Internet, Grumman Hill Investments III, L.P. and Robert Riley, Bill Owens, Jacqueline A. Owens, Patrick McManus, Stephen Kankus, Barbara J. DeMong, each dated August 28, 1998 (incorporated by reference to Exhibit 10.03 to Issuer's Form S-1 (File No. 333-72133) filed with the Commission on February 10, 1999).

Exhibit 3: Joint Reporting Agreement dated November 4, 1999 among the Filing Persons.


                               Page 7 of 7 pages